

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 30, 2022

David Roberson
Chief Executive Officer
Carney Technology Acquisition Corp. II
630 Ramona Street
Palo Alto, CA 94301

>   **Re: Carney Technology Acquisition Corp. II**
>   **Form 10-K for the Year Ended December 31, 2021**
>   **Filed March 28, 2022**
>   **File No. 001-39779**

Dear Mr. Roberson:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

>   Sincerely,
>
>   Division of Corporation Finance
>   Office of Real Estate & Construction